Exhibit 1

AudioCodes Press Release

PRESS RELEASE

Company Contacts
Niran Baruch, Chief Financial Officer AudioCodes Tel: +972-3-976-4000 niran.baruch@audiocodes.com	Roger L. Chuchen VP, Investor Relations AudioCodes Tel: 732-764-2552 Mobile: 347-752-0780 roger.chuchen@audiocodes.com

AudioCodes Reports First Quarter 2022 Results

Lod, Israel – May 2, 2022 - AudioCodes (NASDAQ: AUDC) Press Release

First Quarter Highlights

•	Quarterly revenues increased by 12.8% year-over-year to $66.4 million.
•	Quarterly service revenues increased by 26.2% year-over-year to $27.5 million.
•	GAAP results:
o	Quarterly GAAP gross margin was 66.9%;
o	Quarterly GAAP operating margin was 12.1%; and
o	Quarterly GAAP net income was $8.6 million, or $0.26 per diluted share.
•	Non-GAAP results:
o	Quarterly Non-GAAP gross margin was 67.2%;
o	Quarterly Non-GAAP operating margin was 18.0%; and
o	Quarterly Non-GAAP net income was $11.2 million, or $0.33 per diluted share.
•	Net cash provided by operating activities was $938,000 for the quarter.

•	AudioCodes declared a cash dividend of 18 cents per share. The dividend, in the aggregate amount of $5.8 million, was paid on March 1, 2022 to shareholders of record on February 15, 2022.

•	AudioCodes repurchased 720,124 of its ordinary shares during the quarter at an aggregate cost of $20.9 million.

AudioCodes Reports First Quarter 2022 Results	Page 1 of 10

AudioCodes Press Release

Details

AudioCodes (NASDAQ: AUDC), a leading vendor of advanced communications software, products and productivity solutions for the digital workplace, today announced its financial results for the first quarter ended March 31, 2022.

Revenues for the first quarter of 2022 were $66.4 million compared to $58.8 million for the first quarter of 2021.

Net income was $8.6 million, or $0.26 per diluted share, for the first quarter of 2022 compared to $10.0 million, or $0.29 per diluted share, for the first quarter of 2021.

On a Non-GAAP basis, net income was $11.2 million, or $0.33 per diluted share, for the first quarter of 2022 compared to $12.7 million, or $0.37 per diluted share, for the first quarter of 2021.

Non-GAAP net income excludes: (i) share-based compensation expenses; (ii) amortization expenses related to intangible assets; (iii) expenses related to deferred payments in connection with the acquisition of Callverso Ltd; (iv) other income related to a payment made by the landlord to AudioCodes Inc., a subsidiary of the Company, in connection with the termination of a lease agreement for its offices in New Jersey; (v) financial income related to exchange rate differences in connection with revaluation of assets and liabilities in non-dollar denominated currencies; and (vi) non-cash deferred tax expenses (income). A reconciliation of net income on a GAAP basis to a non-GAAP basis is provided in the tables that accompany the condensed consolidated financial statements contained in this press release.

Net cash provided by operating activities was $938,000 for the first quarter of 2022. Cash and cash equivalents, long and short-term bank deposits, long and short-term marketable securities and long-term financial investments were $144.1 million as of March 31, 2022 compared to $174.8 million as of December 31, 2021. The decrease in cash and cash equivalents, long and short-term bank deposits long and short-term marketable securities and long-term financial investments was the result of the use of cash for the continued repurchasing of the Company’s ordinary shares pursuant to its share repurchase program and the payment of a cash dividends during the first quarter of 2022.

“We are pleased to report solid top-line financial results for the first quarter of 2022, growing 12.8% year-over-year,” said Shabtai Adlersberg, President and Chief Executive Officer of AudioCodes.

“Strong sales in the Unified Communications and Collaboration (UCC) business were the key driver for our continued growth in the first quarter of 2022. Revenue growth acceleration was reflected mainly in enterprise sales in the Microsoft Teams Voice and the Zoom Phone environments which grew each above 50% year-over-year. Microsoft business as a whole grew above 25% year over year. AudioCodes Live for Microsoft Teams managed services continue to grow at a nice clip. We now forecast Live for Teams ARR to double in 2022 and reach a level of above $30 million. The second important driver of growth is attributed to service revenues which grew above 25% year-over-year. The services business growth was driven primarily by professional services and AudioCodes Live managed services.  Exiting the first quarter of 2022, services revenue reached a level of 41.5% of total company revenue. We regard this momentum as an important indicator of our ongoing successful transformation to cloud services and recurring revenue model.

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AudioCodes Press Release

In our customer experience market business (CX), we continue to see great progress with our conversational AI business where total contract value (TCV) signed during the quarter grew 40% year-over-year. We are now confident that we are well on track to grow our conversational AI business more than 50% in 2022. We are glad to report that the acquisition of Callverso at the end of 2021 started to bear fruit with a growing number of new opportunities for intelligent virtual agent (IVA) solutions for the CX market. Following our success in the Israeli market with IVA applications, we have plans to start addressing the global market in the second half of 2022. Finally, our Voice.ai Connect platform which powers voice interactions for the growing market of chatbots, our conversational IVR for contact centers, and AI-powered call recording in enterprise applications, performed well above our expectations. As such, we strongly believe in our ability to develop a new meaningful growth engine to fuel further success in our core markets,” continued Mr. Adlersberg.

“On the operational front, first quarter 2022 non-GAAP operating margin came in at 18%, 240 basis points below last quarter’s, nearly all of which was attributable to $1.4 million higher components costs affecting our gross margins. The higher non-GAAP operating expenses and change in non-GAAP operating margin on an annual basis was the result of increase of 17% in headcount and related budget to support our business expansion and higher components costs, both of which are expected to continue throughout this year but subside in 2023 and beyond,” concluded Mr. Adlersberg.

Share Buy Back Program and Cash Dividend

In December 2021, the Company received court approval in Israel to purchase up to an aggregate amount of $35 million of additional ordinary shares. The court approval also permits AudioCodes to declare a dividend of any part of this amount. The approval is valid through June 19, 2022.

On February 1, 2022, the Company declared a cash dividend of 18 cents per share. The dividend, in the aggregate amount of approximately $5.8 million, was paid on March 1, 2022 to all of the Company's shareholders of record on February 15, 2022.

During the quarter ended March 31, 2022, the Company acquired 720,124 of its ordinary shares under its share repurchase program for a total consideration of $20.9 million. As of March 31, 2022, the Company had $8.3 million available under this approval for the repurchase of shares and/or declaration of cash dividends.

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AudioCodes Press Release

Conference Call & Web Cast Information

AudioCodes will conduct a conference call at 8:30 A.M., Eastern Time today to discuss the Company's first quarter of 2022 operating performance, financial results and outlook. Interested parties may participate in the conference call by dialing one the following numbers:

United States Participants: 888-506-0062

International Participants: +1 (973) 528-0011

The conference call will also be simultaneously webcast. Investors are invited to listen to the call live via webcast at the AudioCodes investor website at http://www.audiocodes.com/investors-lobby

First quarter of 2022 earnings call supplementary slides are available at AudioCodes investor website at http://www.audiocodes.com/investors-lobby

Follow AudioCodes’ social media channels:

AudioCodes invites you to join our online community and follow us on: AudioCodes Voice Blog, LinkedIn, Twitter, Facebook, and YouTube.

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AudioCodes Press Release

About AudioCodes

AudioCodes Ltd. (NASDAQ, TASE: AUDC) is a leading vendor of advanced communications software, products and productivity solutions for the digital workplace. AudioCodes enables enterprises and service providers to build and operate all-IP voice networks for unified communications, contact centers, and hosted business services. AudioCodes offers a broad range of innovative products, solutions and services that are used by large multi-national enterprises and leading tier-1 operators around the world.

For more information on AudioCodes, visit http://www.audiocodes.com.

Statements concerning AudioCodes' business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements'' as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes' industry and target markets in particular; shifts in supply and demand; market acceptance of new products and the demand for existing products; the impact of competitive products and pricing on AudioCodes' and its customers' products and markets; timely product and technology development, upgrades and the ability to manage changes in market conditions as needed; possible need for additional financing; the ability to satisfy covenants in the Company’s loan agreements; possible disruptions from acquisitions; the ability of AudioCodes to successfully integrate the products and operations of acquired companies into AudioCodes’ business; possible adverse impact of the COVID-19 pandemic on our business and results of operations; and other factors detailed in AudioCodes' filings with the U.S. Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

©2022 AudioCodes Ltd. All rights reserved. AudioCodes, AC, HD VoIP, HD VoIP Sounds Better, IPmedia, Mediant, MediaPack, What’s Inside Matters, OSN, SmartTAP, User Management Pack, VMAS, VoIPerfect, VoIPerfectHD, Your Gateway To VoIP, 3GX, VocaNom, AudioCodes One Voice, AudioCodes Meeting Insights, AudioCodes Room Experience and CloudBond are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners. Product specifications are subject to change without notice.

Summary financial data follows

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AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	March 31,	December 31,
	2022	2021
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$37,978	$79,423
Restricted cash	-	5,100
Short-term and restricted bank deposits	5,217	220
Short-term marketable securities and accrued interest	750	669
Trade receivables, net	50,130	48,956
Other receivables and prepaid expenses	10,170	9,197
Inventories	25,347	23,988
Total current assets	129,592	167,553

LONG-TERM ASSETS:
Long-term and restricted bank deposits	$94	$94
Long-term marketable securities and accrued interest	84,561	89,307
Long Term financial investments	15,469	-
Deferred tax assets	10,481	8,905
Operating lease right-of-use assets	15,524	16,457
Severance pay funds	21,329	22,724
Total long-term assets	147,458	137,487

PROPERTY AND EQUIPMENT, NET	4,197	4,394

GOODWILL, INTANGIBLE ASSETS AND OTHER, NET	39,729	39,930

Total assets	$320,976	$349,364

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	6,017	7,863
Other payables and accrued expenses	33,048	38,350
Deferred revenues	42,572	41,591
Short-term operating lease liabilities	8,136	8,139
Total current liabilities	89,773	95,943

LONG-TERM LIABILITIES:
Accrued severance pay	$20,812	$22,895
Deferred revenues and other liabilities	15,122	13,637
Long-term operating lease liabilities	7,605	11,391
Total long-term liabilities	43,539	47,923

Total shareholders’ equity	187,664	205,498
Total liabilities and shareholders' equity	$320,976	$349,364

AudioCodes Reports First Quarter 2022 Results	Page 6 of 10

AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Three months ended
	March 31,
	2022	2021
	(Unaudited)
Revenues:
Products	$38,820	$37,021
Services	27,537	21,817
Total Revenues	66,357	58,838
Cost of revenues:
Products	14,275	13,536
Services	7,722	5,031
Total Cost of revenues	21,997	18,567
Gross profit	44,360	40,271
Operating expenses:
Research and development, net	14,982	12,047
Selling and marketing	17,288	14,476
General and administrative	4,038	3,625
Total operating expenses	36,308	30,148
Operating income	8,052	10,123
Financial income, net	1,010	1,578
Income before taxes on income	9,062	11,701
Taxes on income, net	(454)	(1,708)
Net income	$8,608	$9,993
Basic net earnings per share	$0.27	$0.30
Diluted net earnings per share	$0.26	$0.29
Weighted average number of shares used in computing basic net earnings per share (in thousands)	32,230	32,895
Weighted average number of shares used in computing diluted net earnings per share (in thousands)	33,082	34,089

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AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP NET INCOME TO NON-GAAP NET INCOME

U.S. dollars in thousands, except per share data

	Three months ended
	March 31,
	2022	2021
	(Unaudited)
GAAP net income	$8,608	$9,993
GAAP net earnings per share	$0.26	$0.29
Cost of revenues:
Share-based compensation (1)	49	76
Amortization expenses (2)	190	68
	239	144
Research and development, net:
Share-based compensation (1)	1,159	577
Deferred payments expenses (3)	125	-
	1,284	577
Selling and marketing:
Share-based compensation (1)	1,439	1,300
Amortization expenses (2)	11	6
Deferred payments expenses (3)	125	-
	1,575	1,306
General and administrative:
Share-based compensation (1)	1,168	1,034
Other Income (4)	(405)	-
	763	1,034
Financial income:
Exchange rate differences (5)	(720)	(1,530)

Income taxes:
Deferred tax (6)	(587)	1,219
Non-GAAP net income	$11,162	$12,743
Non-GAAP diluted net earnings per share	$0.33	$0.37
Weighted average number of shares used in computing Non-GAAP diluted net earnings per share (in thousands)	33,783	34,598

(1)	Share-based compensation expenses related to options and restricted share units granted to employees and others.
(2)	Amortization expenses related to intangible assets.
(3)	Expenses related to deferred payments in connection with the acquisition of Callverso Ltd.
(4)	Other income related to a payment made to AudioCodes Inc. in connection with the termination of a lease agreement for its offices in New Jersey.
(5)	Financial income related to exchange rate differences in connection with revaluation of assets and liabilities in non-dollar denominated currencies.
(6)	Non-cash deferred tax expenses (income).

Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and therefore uses internally this non-GAAP information to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information.

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AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. dollars in thousands

	Three months ended
	March 31,
	2022	2021
	(Unaudited)
Cash flows from operating activities:
Net income	$8,608	$9,993
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	742	559
Amortization of marketable securities premiums and accretion of discounts, net	360	129
Decrease in accrued severance pay, net	(688)	(300)
Share-based compensation expenses	3,815	2,987
Increase (decrease) in deferred tax assets, net	(650)	1,207
Decrease in accrued interest and exchange rate effect of loans, marketable securities and bank deposits	(81)	(69)
Gain derived from Long Term financial investments	(69)	-
Decrease in operating lease right-of-use assets	1,350	1,779
Decrease in operating lease liabilities	(4,206)	(4,487)
Changes in IIA settlement liability, net	-	(389)
Increase in trade receivables, net	(1,174)	(1,672)
Decrease (increase) in other receivables and prepaid expenses	(1,133)	842
Decrease (increase) in inventories	(1,413)	1,026
Decrease in trade payables	(1,846)	(532)
Decrease in other payables and accrued expenses	(5,202)	(2,709)
Increase in deferred revenues	2,525	4,656
Net cash provided by operating activities	938	13,020
Cash flows from investing activities:
Investment in short-term deposits	(5,000)	-
Proceeds from short-term deposits	3	84,156
Purchase of marketable securities	-	(14,314)
Purchase of long-term financial investments	(15,400)	-
Net cash paid in acquisition of subsidiary	(100)	-
Purchase of property and equipment	(290)	(103)
Net cash provided by (used in) investing activities	(20,787)	69,739

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AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. dollars in thousands

	Three months ended
	March 31,
	2022	2021
	(Unaudited)
Cash flows from financing activities:
Purchase of treasury shares	(20,869)	(10,255)
Repayment of bank loans	-	(300)
Cash dividends paid to shareholders	(5,832)	(5,302)
Proceeds from issuance of shares upon exercise of options and warrants	5	412
Net cash used in financing activities	(26,696)	(15,445)

Net increase (decrease) in cash, cash equivalents, and restricted cash	(46,545)	67,314
Cash, cash equivalents and restricted cash at beginning of period	84,523	46,034
Cash, cash equivalents and restricted cash at end of period	$37,978	$113,348

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